Kathryn A. Lawrence Direct Dial: 804.525.1790 Direct Fax: 804.525.1885 klawrence@kv-legal.com

April 2, 2013

VIA COURIER

Jennifer Gowetski, Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Bluerock Multifamily Growth REIT, Inc. (the “Company”)

Amendment No. 3 to Registration Statement on Form S-11

Commission File No. 333-184006

Dear Ms. Gowetski:

Attached as a courtesy are two (2) copies of the above-referenced filing, filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on April 2, 2013, along with two (2) marked copies against Amendment No. 2 to the Registration Statement on Form S-1l filed with the SEC on February 28, 2013.

This Amendment No. 3 generally reflects the incorporation of financial and property-level information for year-end 2012, including financial statements as recently reported in the Company's Annual Report on Form 10-K for the year ended 2012, the potential disposition of the Company's interest in The Estates at Perimeter property in Augusta, Georgia, certain changes in response to state regulatory review, and minor corrections and clarifications. The amendment also reflects a recent change in the Company's New York address.

If you should have any questions about this filing or require any further information, please call me at (804) 525-1790.

Very truly yours,

/s/ Kathryn A. Lawrence

Kathryn A. Lawrence

Enclosures

cc:	Michael L. Konig, Esq. (via e-mail w/out encls.) Richard P. Cunningham, Esq. (via e-mail w/out encls.)

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